510 Burrard St, 3rd Floor

Date: 06/04/11

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: QMI Seismic Inc. - AMENDMENT

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General and Special Meeting

Record Date for Notice of Meeting :

29-04-2011 (AMENDED)

Record Date for Voting (if applicable) :

29-04-2011 (AMENDED)

Beneficial Ownership Determination Date :

29-04-2011 (AMENDED)

Meeting Date :

02-06-2011 (AMENDED)

Meeting Location (if available) :

1250 West Hastings St.

Vancouver, BC, V6E 2M4

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON SHARES

74733K104

CA74733K1049

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for QMI Seismic Inc.